UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Telesis Bio Inc.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

192003101

(CUSIP Number)

Novalis LifeSciences LLC

170 Commerce Way, Suite 200

Portsmouth, NH 03801

603-339-0084

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192003101	13D	Page 2 of 8

1	Names of reporting persons Novalis LifeSciences Investments II, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 420,435 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 420,435 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 420,435 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person PN

(1)

On June 5, 2023, Novalis LifeSciences Investments II, L.P. (“Novalis LifeSciences”) purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares are eligible for conversion as of the date hereof into an aggregate of 398,301 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 546,552 shares of Common Stock (in each case giving effect to the Issuers 1-for-18 reverse stock split of its Common Stock on May 9, 2024). As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 420,435 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and (ii) an aggregate of 420,435 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

CUSIP No. 192003101	13D	Page 3 of 8

1	Names of reporting persons Novalis LifeSciences Investments II GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 420,435 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 420,435 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 420,435 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person OO

(1)

On June 5, 2023, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares are eligible for conversion as of the date hereof into an aggregate of 398,301 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 546,552 shares of Common Stock (in each case giving effect to the Issuers 1-for-18 reverse stock split of its Common Stock on May 9, 2024). As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 420,435 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and (ii) an aggregate of 420,435 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

CUSIP No. 192003101	13D	Page 4 of 8

1	Names of reporting persons Marijn E Dekkers
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 420,435 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 420,435 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 420,435 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person IN

(1)

On June 5, 2023, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares are eligible for conversion as of the date hereof into an aggregate of 398,301 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 546,552 shares of Common Stock (in each case giving effect to the Issuers 1-for-18 reverse stock split of its Common Stock on May 9, 2024). As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 420,435 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and (ii) an aggregate of 420,435 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

CUSIP No. 192003101	13D	Page 5 of 8

1	Names of reporting persons Paul M. Meister
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 420,435 shares of Common Stock (1)
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 420,435 shares of Common Stock (1)

11	Aggregate amount beneficially owned by each reporting person 420,435 shares of Common Stock (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 19.99% (1)
14	Type of reporting person IN

(1)

On June 5, 2023, Novalis LifeSciences purchased (i) 155,000 shares of Redeemable Convertible Preferred Stock, which shares are eligible for conversion as of the date hereof into an aggregate of 398,301 shares of Common Stock at the sole discretion of Novalis LifeSciences, and (ii) Warrants to purchase an aggregate of 546,552 shares of Common Stock (in each case giving effect to the Issuers 1-for-18 reverse stock split of its Common Stock on May 9, 2024). As a result of the Beneficial Ownership Blocker, beneficial ownership of the Reporting Persons is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 420,435 shares of Common Stock calculated as described herein as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 1,682,794 shares of Common Stock issued and outstanding as of May 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and (ii) an aggregate of 420,435 shares of Common Stock to be issued upon conversion or exercise of the Redeemable Convertible Preferred Stock or Warrants held by Novalis LifeSciences, which reflects the Beneficial Ownership Blocker.

CUSIP No. 192003101	13D	Page 6 of 8

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 15, 2023, as amended by Amendment No. 1 filed with the SEC on June 10, 2024 (“Amendment No. 1”, and such Schedule 13D as amended by Amendment No. 1, the “Schedule 13D”), relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Telesis Bio Inc., a Delaware corporation (the “Issuer”).

Unless specifically amended or supplemented by this Amendment No. 2, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the issuance of the Promissory Note (as defined herein), on July 16, 2024, the Issuer, Novalis LifeSciences and Northpond Ventures III, LP entered into a letter agreement (the “Director Designation Agreement”) that provides Novalis LifeSciences and Northpond Ventures III, LP the right to collectively nominate five additional directors (each, a “Director Nominee”) to the Board of the Issuer. To the extent a Director Nominee is not reelected to the Board or otherwise ceases to serve as a director at any time that Novalis LifeSciences and Northpond Ventures III, LP, together with their respective affiliates, collectively hold at least 10% of the outstanding Common Stock (calculated after giving effect to the full conversion of any shares of Redeemable Convertible Preferred Stock and full exercise of any then in-the-money Warrants then held by Novalis LifeSciences or Northpond Ventures III, LP, or any of their respective affiliates, in each case, without giving effect to the Beneficial Ownership Blocker (as defined herein)), the Issuer has agreed to take all necessary action to appoint a replacement director designated jointly by Novalis LifeSciences and Northpond Ventures III, LP.

As of the date hereof, Steve Golub, Sarah Hlavinka, Mike Hodges, MD, Todd Krueger and Jim Weismann serve on the Board of the Issuer as the designees of Novalis LifeSciences and Northpond Ventures III, LP pursuant to the Director Designation Agreement.

References to and the description of the Director Designation Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the Director Designation Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Promissory Note

On July 16, 2024, the Issuer issued an unsecured promissory note with a principal amount of $2,925,000 in favor of Novalis LifeSciences (the “Promissory Note”). The Promissory Note has a maturity date of January 16, 2026 (the “Maturity Date”), on which date the Issuer promises to pay Novalis LifeSciences the principal amount of the Promissory Note and all accrued but unpaid interest. The principal amount outstanding under the Promissory Note bears interest at a rate of 12.00% per annum. The Issuer may exercise its right to prepay the Promissory Note, upon which the Issuer shall pay the principal amount to be prepaid accompanied by all accrued but unpaid interest. In the event of a default under the Promissory Note, additional interest will accrue on all outstanding amounts under the Promissory Note at a rate of 14.00% per annum.

CUSIP No. 192003101	13D	Page 7 of 8

References to and the description of the Promissory Note set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Promissory Note, a form of which is filed as an exhibit hereto and incorporated by reference herein.

Director Designation Agreement

The description of the Director Designation Agreement set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Waiver

On July 16, 2024, Novalis LifeSciences, together with Northpond Ventures, LP, entered into a Waiver Agreement with the Issuer (the “Waiver Agreement”), which provides for the deferral of certain liquidated damages that would otherwise be owed to the Investors, subject to certain limitations set forth therein.

References to and the description of the Waiver Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Waiver Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Exhibit A	Form of Promissory Note

Exhibit B	Letter Agreement

Exhibit C	Waiver Agreement

CUSIP No. 192003101	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2024	NOVALIS LIFESCIENCES INVESTMENTS II, L.P.

By: Novalis LifeSciences Investments II GP, LLC, its general partner

	By:	/s/ Paul M. Meister
	Name:	Paul M. Meister
	Title:	Authorized Signatory

NOVALIS LIFESCIENCES INVESTMENTS II GP, LLC

	By:	/s/ Paul M. Meister
	Name:	Paul M. Meister
	Title:	Authorized Signatory

/s/ Marijn E. Dekkers
Marijn E. Dekkers

/s/ Paul M. Meister
Paul M. Meister